

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 14, 2015

Stanton E. Ross
President and Chief Executive Officer
Infinity Energy Resources, Inc.
11900 College Blvd., Suite 310
Overland Park, KS 66210

   Re: Infinity Energy Resources, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed February 4, 2015
     File No. 000-17204

Dear Mr. Ross:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director
          Office of Natural Resources